U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

 FORM 12B-25

NOTIFICATION OF LATE FILING

000-19182
SEC File Number
65556D102
CUSIP Number

(Check One)   [  ] Form 10-K     [  ] Form 20-F        [  ] Form 11-K
[X] Form 10-Q                 [  ]  Form N-SAR   [  ] Form N-CSR

For Period Ended.....................        March 31, 2004

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended...............  ________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:            Not Applicable

PART I -- REGISTRANT INFORMATION

Nord Pacific Limited
Full Name of Registrant

Not Applicable
Former Name if Applicable

2727 San Pedro, NE #116
Address of Principal Executive Office (Street and Number)

Albuquerque, NM  87110
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company has limited resources and has been unable to complete preparation of its quarterly report for the quarter ended March 31, 2004.

PART IV -- OTHER INFORMATION

        (1)     Name and telephone number of person to contact in regard to this notification:

Mark R. Welch
            (Name)

                 505                           872-2470
          (Area Code)           (Telephone Number)

        (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
Yes    [  ]                        No     [X]

        The Company's annual reports for 2000, 2001 and 2002 and its quarterly reports for periods in 2001 through 2003.

        (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes    [  ]*                       No     [  ]*

        If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*The results for the first quarter of 2002 and 2003 have not yet been finalized.

                   NORD PACIFIC LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2004                            By:               /s/ Mark R. Welch
                                                                                     Mark R. Welch
                                                                                     President and Chief Executive Officer